eWellness Healthcare Corporation
11825 Major Street
Culver City, CA 90230

May 8, 2017

United States Securities and Exchange Commission
Washington, DC 20549

Attn: John Reynolds, Assistant Director

Re: eWellness Healthcare Corporation
File No. 333-217252
Amendment No. 1 to Registration Statement on Form S-1
Staff Comment Letter dated April 25, 2017

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated April 25, 2017, with respect to the above-referenced Form S-1 filed by eWellness Healthcare Corp. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Comment 1. We note your disclosure regarding the convertible notes issued to Tangiers. Please disclose whether you have the ability to repay the indebtedness to Tangiers without recourse to monies to be received under the investment agreement and whether the amount of indebtedness will be reduced or relieved by the issuance of shares under the investment agreement. Also disclose the amount of shares underlying the convertible notes and the warrants issued to Tangiers.

Response 1. We expanded our disclosure under subheading "Investment Agreement with Tangiers Global, LLC" as follows:

At present, the Company does not have the ability to repay the convertible promissory notes issued to Tangiers without funds received under its Investment Agreement with Tangiers. The Company intends to satisfy its indebtedness to Tangiers as follows: (i) from proceeds generated by the issuance of shares under the Investment Agreement; and/or (ii) from proceeds raised through the issuance and sale by the Company of unregistered securities to parties other than Tangiers.

The Company would have to issue a number of shares to Tangiers underlying the convertible notes issued to Tangiers as follows:
1. A fixed convertible promissory note issued to Tangiers on February 10, 2017 having a maturity date of September 10, 2017 in the principal amount of $100,000 which is convertible at $0.20 bearing a onetime interest charge of 8% and would result into the issuance of 540,000 shares on the date of maturity including the conversion of $8,000 in interest.
2. A fixed convertible promissory note issued to Tangiers on February 10, 2017 having a maturity date of September 10, 2017, for the face value of $275,000, $137,500 of which was funded, which is convertible at $0.20 bearing a onetime interest rate of 8% and would result into the issuance of 742,500 shares on the date of maturity including the conversion of $11,000 in interest.
3. A fixed convertible promissory note issued to Tangiers on April 11, 2017 having a maturity date of November 11, 2018 for the face value of $308,000convertible at $0.20 bearing a onetime interest rate of 8% and would result into the issuance of 1,663,200 shares on the date of maturity including the conversion of $24,640 in interest.

Plan of Distribution, page 24

Comment 2. We note your disclosure that the investment agreement with Tangiers is not transferable. Please revise the fifth paragraph to delete the references to sales by pledgees, donees, assignees and other successors-in-interest.
Response 2. We have deleted the references to sales by pledgees, donees, assignees and other successors-in-interest in response to this comment.

Comment 3. We note your disclosure that the selling stockholder may also sell the securities short. Please describe the effects of short selling on the company's market price.

Response 3. We have revised the disclosure and deleted the reference that the selling stockholder may also sell the securities short.

Exhibits

Comment 4. Please file exhibits 10.17-10.19, the fixed convertible notes and form of warrants issued to Tangiers, and the 8% fixed convertible promissory note executed on April 11, 2017. We may have further comment after reviewing the exhibits.

Response 4. We have attached exhibits 10.17 to 10.23 to the Form S-1/A.

Sincerely,

/s/ Darwin Fogt